FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Announces Start of Enrolment in
U.S. Phase 2 SCC Lung Cancer Trial

CALGARY, AB, --- March 30, 2010 - Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) announced today that the Cancer Therapy & Research Center at the University of Texas Health Science Center (CTRC) has started patient enrolment in a U.S. Phase 2 clinical trial using intravenous administration of REOLYSIN® in combination with carboplatin and paclitaxel in patients with squamous cell carcinoma of the lungs (SCC lung cancer).  The Principal Investigator is Dr. Alain C. Mita of the CTRC.

“There are significant similarities between SCC lung and SCC head and neck cancers,” said Dr. Karl Mettinger, Chief Medical Officer for Oncolytics.  “We are observing clinical benefit in a majority of our SCC head and neck cancer patients treated to date. We have seen clinical responses in metastatic lung lesions with REOLYSIN whether used as a monotherapy or in combination with paclitaxel and carboplatin, and are hopeful that this treatment combination will provide similar benefit to SCC lung cancer patients.”

“This clinical study expands our interests into a variety of lung cancers,” said Dr. Matt Coffey, COO for Oncolytics. “In addition to this study, we are enrolling patients with non-small cell lung cancer (NSCLC) with K-RAS or EGFR-activated tumors in a U.S. Phase 2 clinical trial using REOLYSIN in combination with paclitaxel and carboplatin.”

“The study offers new hope for this group of patients with lung cancer,” said principal investigator Alain C. Mita, M.D., a medical oncologist and assistant professor of medicine at the CTRC at the UT Health Science Center.

The trial (REO 021) is a single arm, open-label, Phase 2 study of REOLYSIN given intravenously with paclitaxel and carboplatin every three weeks.  Up to 55 patients are expected to be treated in this trial.

Eligible patients include those with metastatic stage IIIB, or stage IV, or recurrent squamous cell carcinoma of the lung who are chemotherapy naïve for their metastatic or recurrent cancer.

The primary objective of the Phase 2 trial is to assess the antitumor effect of the treatment regimen in the study population in terms of objective response rates.  The secondary objectives are to assess progression-free survival and overall survival for the treatment regimen in the study population; to determine the proportion of patients receiving the above treatment who are alive and free of disease progression at six months; and to assess the safety and tolerability of the treatment regimen in the study population.

This trial is part of a broad preclinical and clinical collaboration with the CTRC that will involve up to five, open-label, Phase 2 studies exploring the use of REOLYSIN in combination with chemotherapy for various cancer indications.

About SCC Lung Cancer
The American Cancer Society estimates that in 2009, there were approximately 219,440 new cases of lung cancer.  Approximately 85% of all lung cancers are classified as non-small cell lung cancer (NSCLC); squamous cell carcinomas account for 25-30% of all lung cancers.  Lung cancer is by far the leading cause of cancer death among both men and women. There were an estimated 159,000 deaths from lung cancer in 2009, accounting for around 28% of all cancer deaths. More people die of lung cancer than of colon, breast, and prostate cancers combined. For more information about SCC lung cancer, please go to www.cancer.org.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

The Cancer Therapy & Research Center (CTRC) at The University of Texas Health Science Center at San Antonio is one of the nation’s leading academic research and treatment centers, serving more than 4.4 million people in the high-growth corridor of Central and South Texas including Austin, San Antonio, Laredo and the Rio Grande Valley. CTRC is one of a few elite cancer centers in the country to be named a National Cancer Institute (NCI) Designated Cancer Center, and is one of only three in Texas.  A world leader in developing new drugs to treat cancer, The CTRC Institute for Drug Development (IDD) is internationally recognized for conducting the largest oncology Phase I clinical drug trials program in the world, and participates in the clinical and/or preclinical development of many of the cancer drugs approved by the U.S. Food & Drug Administration.  For more information, please visit www.ctrc.net.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s expectations related to the U.S. Phase 2 combination REOLYSIN, paclitaxel and carboplatin clinical trial for patients with SCC lung cancer, and the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta, T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com